EXHIBIT 11


                               98 FERC P. 61, 207
                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners: Pat Wood, III, Chairman;
                      William L. Massey, Linda Breathitt,
                      and Nora Mead Brownell.


Engage Energy America, LLC
Frederickson Power L.P.                                 Docket No. EC02-35-000
Duke Energy Corporation


                          ORDER AUTHORIZING DISPOSITION
                           OF JURISDICTIONAL FACILITIES

                           (Issued February 27, 2002)

     On December 14, 2001, as supplemented on February 1, 2002 and February 11, 2002, Engage Energy America, LLC (Engage America), Frederickson Power L.P. (Frederickson) and Duke Energy Corporation (Duke Energy) (collectively, Applicants) filed a joint application under section 203 of the Federal Power Act
(FPA)(1) requesting Commission authorization for the disposition of jurisdictional facilities resulting from Duke Energy's proposed acquisition of Westcoast Energy Inc. (Westcoast). As discussed below, the Commission has reviewed the proposed transaction under the Commission's Merger Policy Statement(2) and its regulations implementing section 203 of the FPA.(3) We conclude that the proposed transaction will not adversely affect competition, rates or regulation. Therefore, we approve the proposed transaction as consistent with the public interest.

---------------

     (1)  16 U.S.C. Sec. 824b (1994).

     (2) See Inquiry Concerning the Commission's Merger Policy Under the Federal
         ---
Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. and Regs. P. 31,044 at 30,117-18 (1996), reconsideration denied, Order
                                                ----------------------
No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC P. 61,321 (1997) (Merger Policy
Statement).

     (3) Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, III FERC Stats. & Regs. P. 31,111 (2000), reh'g
                                                                      -----
denied, Order No. 642-A, 94 FERC P. 61,289 (2001) (Revised Filing Requirements).
------

Docket No. EC02-35-000
                                      -2-


I.   Background
     ----------

     A.  Description of the Parties
         --------------------------

          1.  Duke Energy
              -----------

     Duke Energy is a public utility and a diversified energy company with holdings in the United States and Canada. It owns and operates generating facilities and provides retail and wholesale electric service in North Carolina and South Carolina. Duke Energy also owns a high voltage transmission system and provides transmission service under its open access transmission tariff and individual contracts. Along with other public utilities, Duke Energy has filed a proposal to form the GridSouth Regional Transmission Organization (RTO) and is participating in ongoing mediation to develop a Southeastern RTO. Through several subsidiaries, Duke Energy owns and operates merchant power plants in various areas of the country, including 860 megawatts (MW) in New England, 140 MW in New York and the Pennsylvania-New Jersey-Maryland Interconnection (PJM), 5,000 MW in the southeastern United States, 1,380 MW in the Midwest and 3,340 MW in the West . Throughout the United States, Duke Energy has underway generation projects involving about 8,000 MW (4,400 MW in the Southeast, 1,200 MW in the Midwest, and 2,400 MW in the West). In addition, Duke Energy and several subsidiaries are authorized to sell wholesale power at market-based rates. Further, Duke Energy subsidiaries own and operate extensive facilities used for natural gas gathering, transportation and storage. These facilities include natural gas pipeline systems extending from New Jersey to Massachusetts, from Tennessee to Virginia, and from Texas and Louisiana to Philadelphia and New York City, as well as pipelines in British Columbia and Alberta.

          2. Westcoast, Engage America, and Frederickson
             -------------------------------------------

     Westcoast is principally a Canadian natural gas company with pipeline interests that extend into the northern tier of the United States. Engage America, an indirect, wholly-owned subsidiary of Westcoast, is a power marketer authorized to sell wholesale power at market-based rates(4). Frederickson, a limited partnership in which Westcoast

---------------

     (4)  The Commission granted Westcoast Gas Services Delaware (America)
Inc. (WGSI), an indirect subsidiary of Westcoast, market-based rate authority by unpublished letter order dated August 30, 2000 in Docket No. ER00-3315-000. WGSI changed its name to Engage Energy America Corp, which, in turn, changed its name to Engage Energy America, LLC. Engage America has submitted, under section 205 of the FPA, a notification of change in status to reflect the instant transaction. That filing, which was assigned Docket No. ER01-919-001, will be addressed by a separate Commission order.

Docket No. EC02-35-000
                                      -3-


indirectly owns an approximately 60 percent interest, is currently developing a 250 MW gas-fired generating facility in the state of Washington.(5) The facility is expected to become operational during the second quarter of 2002 and Frederickson has entered into long-term contracts to sell 50 percent of the output to three public utility districts in the state of Washington. In addition, affiliates of Engage America and Frederickson own or operate generating facilities located in the Canadian provinces of Ontario, British Columbia, and New Brunswick. With the exception of the 285 MW New Brunswick facility, all of the output of these facilities is sold under long-term contracts to Canadian wholesale customers. Although the New Brunswick facility has no long-term commitments for the sale of its output for ten months of the year, it does not currently have import authority under the FPA or a filed rate schedule, which would be required in order to sell wholesale power into the United States. Finally, Westcoast subsidiaries own and operate natural gas gathering and transportation facilities, including a 100 percent interest in a pipeline system in British Columbia serving markets in western United States, and a 100 percent interest in a pipeline that transports gas from Niagara Falls to upper New York State. Westcoast subsidiaries also hold 50 percent or smaller ownership interests in pipelines that terminate in Massachusetts, near Chicago and other points in the midwestern and northeastern regions of the United States.

     B.  Description of the Proposed Transaction
         ---------------------------------------

     Pursuant to the Amended and Restated Combination Agreement among Duke Energy Corporation, 3058368 Nova Scotia Company (Callco), 3946509 Canada Inc. (Exchangeco), and Westcoast, dated September 20, 2001, Duke Energy will acquire all of the outstanding capital stock of Westcoast in exchange for a combination of cash, Duke Energy common stock and exchangeable shares of Exchangeco, a wholly-owned subsidiary of Callco that is, in turn, a wholly-owned subsidiary of Duke Energy. Upon consummation of the proposed transaction, Westcoast will be an indirect, wholly-owned subsidiary of Duke Energy. Exchange America and Frederickson will be Duke Energy's

---------------

     (5) Frederickson has filed an application for market-based rate authority in Docket Nos. ER01-2262-000 and ER01-2262-001. That filing will be addressed by a separate Commission order.

Docket No. EC02-35-000
                                      -4-


indirect, wholly-owned and majority-owned subsidiaries, respectively. Duke Energy will assume indirect control of the jurisdictional facilities owned by Exchange America and Frederickson, i.e., contracts, books and records associated with wholesale sales of electric energy.


II.  Notice of Filings and Intervention
     ----------------------------------

     Notice of the application was published in the Federal Register, 66 Fed. Reg. 67,240 (2001) with motions to intervene or protests due on or before January 11, 2002. On January 11, 2002, North Carolina Electric Membership Corporation (NCEMC) filed a timely motion to intervene raising no substantive issues.

III.  Discussion
      ----------

     A.  Procedural Matters
         ------------------

     Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure,18 C.F.R. Sec. 385.214(c)(1) (2001), NCEMC's timely, unopposed motion to intervene serves to make it a party to this proceeding.

     B.  The Transaction
         ---------------

          1.  Standard of Review Under Section 203
              ------------------------------------

     Under Section 203(a) of the FPA, the Commission must approve a proposed merger if it finds that the merger "will be consistent with the public interest"(6). The Commission's Merger Policy Statement provides that the Commission will generally take into account three factors in analyzing proposed mergers: (1) the effect on competition; (2) the effect on rates; and (3) the effect on regulation.

     For the reasons discussed below, we find that the proposed transaction is consistent with the public interest. Accordingly, we will authorize the proposed transaction without further investigation.



---------------
     (6)  16 U.S.C. Sec. 824b (1994).

Docket No. EC02-35-000
                                      -5-


          2.  Effect on Competition
              ---------------------

               a.  Applicants' Analysis
                   --------------------

     Applicants assert that the combination of Westcoast's generating assets and Duke Energy's generating assets presents no material, horizontal market power issues. Applicants note that horizontal overlap between Applicants with respect to generating capacity and power purchase contracts occurs in markets in New England, the Midwest and the West. However, since Westcoast subsidiaries own or control very little generating capacity, Applicants regard the amount of overlap as so de minimis as to justify an exemption from filing a full horizontal screen
      -- -------
analysis, as provided for under the Commission's Revised Filing Requirements.(7)

     Nonetheless, Applicants performed Delivered Price Test analysis, using economic capacity as the relevant product in several relevant markets.(8) Applicants point out that all of the increases in market concentration resulting from the proposed acquisition are substantially less than the thresholds that would trigger horizontal market power concerns under the Department of Justice Merger Guidelines used by the Commission in its merger analysis. With respect to the NEPOOL market, Applicants treat Westcoast affiliates' 75 percent share (214
MW) of the New Brunswick plant as being available during the non-winter months. The effect of combining the economic capacity of this capacity with capacity currently under the control of Duke Energy, however, raises market concentration by a de minimis amount (i.e., the HHI increases no more than 3 points) under any
     -- -------
of the market prices and load conditions examined in the NEPOOL market.

     In the Midwest, Westcoast affiliates do not own any generating capacity, but account for approximately 160 MW in power purchases. However, while Duke Energy subsidiaries have over 3,200 MW of generating capacity either in operation or under construction in the Midwest, Applicants' analysis indicates that market concentration under any of the load and market price conditions examined increases by a de minimis
                        -- -------


---------------
     (7)  18 C.F.R. Sec. 33.3(a)(2)(i) and (ii) (2001).

     (8) Applicants state that in order to conduct the downstream portion of their vertical competitive analysis, it was necessary to perform many of the analytic steps used to conduct a horizontal analysis.

Docket No. EC02-35-000
                                      -6-


amount (i.e, the HHI increases by no more than 6 points) in all of the destination markets examined.(9)

     In the West, Westcoast's Frederickson plant provides at most only 75 MW of capacity that can be combined with Duke Energy-affiliated generating capacity. Applicants' analysis shows that market concentration in the West markets, involving the control areas of Bonneville Power Administration (BPA) and the California Independent System Operator (California ISO) increases by a de
                                                                       --
minimis amount (i.e., the HHI increases by no more than 2 points) under any
-------
load condition-market price scenario.

     Applicants also assert that the proposed transaction does not present vertical market power concerns arising from control of transmission facilities. Applicants claim that they do not have control over potential generating sites or market power in fuel supplies that could be used to frustrate or prevent entry into generation or increase rivals' costs. They also note that Westcoast and its subsidiaries do not own or control any electric transmission facilities and that Duke Energy has committed to turn over control of its transmission facilities to an RTO.

     With respect to competitive effects in electric markets arising from ownership of natural gas pipelines and control of gas transportation capacity, Applicants address the proposed transaction's effect on (1) incentives for the merged firm to use its position in gas-related upstream markets to raise costs to competitors in downstream electric markets, (2) the merged firm's ability to facilitate coordination of pricing in upstream or downstream markets, and (3) regulatory evasion.(10) Applicants claim that vertical market power would be a concern only if both upstream and downstream relevant markets are highly concentrated.

     Applicants identify markets of potential concern in New England, the Midwest and the West, noting that in these areas, Westcoast affiliates have ownership interests in natural gas pipelines that are potentially relevant to generation markets in which Duke


---------------
     (9) Applicants identified separated destination markets involving the control areas of Cinergy, Commonwealth Edison Company, the American Electric Power System and the Michigan Electric Coordinated System.

     (10) Applicants state that because none of the Applicants own regulated assets that take service from the other Applicants' upstream pipelines, the proposed transaction presents no regulatory evasion concerns.

Docket No. EC02-35-000
                                      -7-


Energy participates.(11) To assess competitive conditions in downstream markets for wholesale power, Applicants followed the Revised Filing Requirements and attributed gas-fired generation to the suppliers of the upstream input, i.e., the pipeline that serves the generator. To examine competitive conditions in upstream markets, Applicants principally focused on gas transportation services and allocated control of pipelines to holders of firm capacity rights, with any unsubscribed capacity allocated to the pipeline owner.

     In the NEPOOL market, Applicants' analysis shows that under all of the load-price combinations, the downstream markets are unconcentrated (i.e., HHI
                                                                    ----
below 1000). Concentration in the upstream market for firm gas transportation capacity into the Northeast was determined to be at just a slightly moderate level (HHI of 1016). Applicants further note that they account for just over 10 percent of firm gas transportation capacity into the NEPOOL market.

     Applicants' analysis in the Midwest shows that although most of the downstream markets are highly concentrated (HHI greater than 1,800), the relevant Midwest firm gas transportation markets are either unconcentrated or moderately concentrated (HHIs from 534 to 1356). Applicants further note that they control no more than five percent of firm gas transportation capacity in any of the Midwest upstream markets.

     In the West, Applicants' analysis of downstream markets focuses on separate markets involving the control areas of BPA and the California ISO and shows that many of the downstream markets are highly concentrated. In analyzing upstream markets in the West, however, Applicants first note that their only ownership interest in pipelines in Western North America is Westcoast affiliates' ownership interests in Westcoast Pipeline and Foothills Pipeline in Canada. These pipelines interconnect at the U.S. border in Washington or British Columbia with unaffiliated, third-party pipelines. These facilities are used to deliver gas to one 110 MW generator in Washington. Applicants state that they do not own pipeline assets in or delivering to California, where most of Duke's generating capacity is located. Applicants assert that a pipeline upstream from and not interconnected into the relevant generation market is very unlikely to be able to strategically affect electric markets. Nonetheless, to address this possibility, Applicants analyze concentration in the relevant upstream gas transportation capacity market at the Canadian-U.S. border in Washington and find that the market is unconcentrated (HHI of


---------------
     (11) Applicants assert that the very limited amount of generating capacity owned by Westcoast affiliates negates any vertical concerns resulting from the combination of Duke Energy's pipeline assets with Westcoast-affiliated generation.

Docket No. EC02-35-000
                                      -8-


747), with Applicants accounting for 17 percent of the market. Applicants further note that, of the gas transportation capacity entering California, Duke Energy affiliates hold less than nine percent and a Westcoast affiliate holds a de minimis amount (less than 0.5 percent).
-- -------

                    b.  Discussion
                        ----------

     Based on the information contained in Applicants' analysis, the Commission finds that the proposed transactions raises no competitive concerns. With regard to horizontal effects resulting from the combination of Applicants' generating assets and purchased power, the proposed transaction is unlikely to adversely affect electric competition . The total amount of generating capacity and power purchase contracts owned or controlled by Engage America and Frederickson and their Westcoast affiliates is relatively small, particularly in markets in which Duke Energy participates, and thus the degree of market overlap between Applicants is minor. Applicants' analysis shows that the NEPOOL market is unconcentrated (HHI less than 1000) both before and after the proposed transaction, thus indicating that anticompetitive effects are unlikely to result. We recognize that many of the markets in the Midwest and the West are moderately concentrated (HHI between 1000 and 1800) or highly concentrated (HHI greater than 1800) on a pre-transaction basis. However, in the Midwest, the purchase contracts of Westcoast affiliate Engage America total 160 MW, a minimal addition to Duke Energy's current market presence in those markets that only very slightly raises overall market concentration. Similarly, in the West, Westcoast affiliates will add 75 MW to the market, less than one percent of the supply in relevant markets and, when combined with existing Duke Energy capacity, this results in very small increase in market concentration. Therefore, the Commission concludes that the proposed acquisition will not harm competition through horizontal market power.

     Regarding vertical market power concerns arising from the combination of generation and transmission assets, the Commission notes that Westcoast subsidiaries own no transmission assets that are capable of delivering power from suppliers to customers. Westcoast subsidiaries also own no generating assets in the Southeast, where the Duke Energy transmission system has the greatest potential to affect power deliveries. The proposed transaction thus will not increase any ability of Duke Energy to exercise vertical market power associated with control of transmission. In addition, the Commission notes that Duke Energy has committed to transfer functional control of its transmission facilities to a Commission-approved RTO, which, when fully functioning, should ensure non-discriminatory access by rival generators.

Docket No. EC02-35-000
                                      -9-


     Based on the facts and information submitted with the application, the Commission is also satisfied that the combination of Westcoast's generation and gas assets with Duke Energy's generation and gas assets will not harm competition. As we have previously held(12), both highly concentrated common upstream and downstream markets are necessary in order to allow effective strategies of foreclosure or raising rivals' costs. It has not been shown that such conditions exist in any of the relevant markets. In the NEPOOL market, while Applicants account for 20 percent of the downstream market under many of the load and price scenarios, concentration is only at borderline moderate levels (HHI of 1016). In this circumstance, buyers of electricity in the downstream market would have adequate alternatives to turn to should a combined Duke Energy-Westcoast attempt to raise costs to rival generators that receive gas transportation services from Applicants.

     Wholesale purchasers of gas-fired generation in the downstream Midwest markets, on the other hand, lack sufficient alternatives for power supplies, as indicated by the high levels of market concentration in most circumstances. However, any concern that a combined Duke Energy-Westcoast, either by itself or in coordination with other upstream suppliers, would be able to raise the delivered fuel costs of their downstream rivals is assuaged by the fact that upstream markets are either unconcentrated or moderately concentrated.

     In the West, Applicants' analysis of downstream markets shows highly concentrated markets, predominantly during peak load conditions.(13) However, we note that Duke Energy is acquiring ownership in pipelines that are not directly interconnected to relevant generation markets and that Applicants' analysis of upstream firm gas transportation capacity to the Canadian-U.S. border in Washington, the market in which Duke Energy will obtain rights through its acquisition of Westcoast, shows an unconcentrated market. In these circumstances, we agree with Applicants that such pipelines are not likely to be able to strategically control deliveries into California markets and that any attempts by Applicants to engage in foreclosure will be ineffective.


---------------
     (12) See e.g., El Paso Energy Corporation and the Coastal Corporation,
          --- - -
92 FERC P. 61,076 at 61,332 (2000).

     (13) The high concentration levels are not attributable to Applicants, but rather are due to BPA's ownership of a large share of the generation in the Northwest and Pacific Gas & Electric Company's position as the only pipeline directly interconnected to all gas-fired generation in northern California.

Docket No. EC02-35-000
                                      -10-


     The Commission further notes that no entity has intervened to allege that the proposed transaction will harm competition in any respect or to challenge the validity of the data and assumptions underlying Applicants' analyses.(14)

          3.  Effect on Rates
              ---------------

     Applicants state that the transaction will not adversely affect rates. They state that they will provide wholesale and transmission service to customers of Duke Energy and its subsidiaries at cost-based rates. Applicants commit to hold these customers harmless from any effects of the proposed transaction by excluding all merger-related costs from cost-based rates for transmission service and wholesale power sales for a period of five years, unless Applicants can prove that merger-related benefits exceed merger-related costs. Applicants state that they have notified wholesale and transmission customers of these commitments.

     The Commission notes that Applicants are not proposing at this time to allocate acquisition costs, or any of the acquisition premium associated with the proposed transaction, to the costs of serving their jurisdictional, cost-based wholesale and transmission service customers. Our authorization of the proposed transaction does not imply that we would approve the incorporation of these items into the jurisdictional cost of service for such customers. Further, during the term of their ratepayer protection commitment, Applicants will bear the burden of showing that merger-related savings exceed merger-related costs. In light of these considerations and the fact that no customer of Duke Energy has raised concerns about Applicants' proposed ratepayer protection, we conclude that the proposed transaction will not adversely affect rates.

          4.  Effect on Regulation
              --------------------

     As explained in the Merger Policy Statement, the Commission's primary concern with a merger's effect on regulation involves possible changes in the Commission's jurisdiction, specifically with regard to intra-company sales of non-power goods


---------------

     (14) The Canadian Competition Bureau has also informed the Canadian counsel for Westcoast that it finds no grounds at this time to initiate proceedings with respect to the proposed transaction. Letter from Richard Taylor, Assistant Deputy Commissioner of Competition, Canadian Competition Bureau to Lawson A.W. Hunter, Stikeman, Elliott, Barristers and Solicitors, Toronto, Canada, dated January 4,2002. The proposed transaction has also been approved by the Supreme Court of British Columbia and the British Columbia Utilities Commission.

Docket No. EC02-35-000
                                      -11-


and services, when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission (SEC). The Commission is also concerned with the effect on state regulation where a state does not have the authority to act on a merger and has raised concerns about the effect on state regulation of the merged entity.(15)

     In this case, Applicants state that the transaction will not adversely affect Commission regulation. Duke Energy is not currently a registered public utility holding company under PUHCA, and Applicants indicate that they have filed with the SEC a request for exemption from PUHCA. Applicants assert that they will remain subject to the exercise of the Commission's regulatory authority.

     With respect to state regulation, Applicants assert that they will remain subject to regulation by the relevant state commissions in New York, North Carolina, and South Carolina. The North Carolina Utilities Commission, South Carolina Public Service Commission and the New York Public Service Commission have authorized the proposed transaction. No state commission has raised concerns with the filing.

     In light of the facts contained in the application, the Commission is satisfied that the proposed transaction will not adversely affect Federal or state regulation.

          5.  Accounting Issues
              -----------------

     Applicants propose to account for the proposed transaction using the purchase method of accounting. The Commission has approved the use of the purchase method and has no objection to its use in recording the transaction proposed here.(16) However, the application does not state clearly how the related acquisition premium and merger-related costs will be recorded in the accounts of Duke Energy, Westcoast, or other affiliates.(17) Accordingly, Applicants are directed to submit their final accounting for the proposed


---------------

     (15) Merger Policy Statement at 30,124-1125.

     (16) See Entergy Services, Inc. and Gulf States Utilities Company,
          ---
65 FERC P. 61,332(1993).

     (17) Applicants state that management anticipates a portion of the excess purchase price may (our emphasis) be allocated to property, plant and
                      ---
equipment, depending upon, among other things, the extent to which the acquisition adjustments related to regulated operations are allowable costs for ratemaking purposes. See the application, Exhibit M, page 2.

Docket No. EC02-35-000
                                      -12-


transaction within six months after the transaction is consummated.(18) The accounting submission must provide all accounting entries necessary to effect the proposed transaction, including narrative explanations describing the basis for the entries, and the proposed accounting for merger-related costs.

The Commission orders:
---------------------

     (A) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

     (B) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission;

     (C) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

     (D) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate;

     (E) Applicants shall submit their proposed accounting for the transaction within six months after the transaction is consummated; and

     (F) Applicants shall notify the Commission within 10 days of the date that the disposition of jurisdictional facilities has been consummated.


By the Commission.


( S E A L )



                                             Magalie R. Salas,
                                                Secretary.


---------------
     (18)Electric Plant Instruction No. 5, Electric Plant Purchased or Sold; and Account 102, Electric Plant Purchased or Sold, 18 CFR Part 101 (2001).